EXHIBIT 12.4
SIERRA PACIFIC POWER COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Earnings available for fixed charges:
Net income	$109	$84	$83	$87	$55
Add (deduct):
Income tax expense	55	49	47	47	33
Fixed charges	43	56	61	63	62
Capitalized interest (allowance for borrowed funds used during construction)	(2)	(4)	(2)	(2)	(2)
	96	101	106	108	93

Total earnings available for fixed charges	$205	$185	$189	$195	$148

Fixed charges -
Interest expense	43	56	61	63	62
Total fixed charges	$43	$56	$61	$63	$62

Ratio of earnings to fixed charges	4.8x	3.3x	3.1x	3.1x	2.4x